Chicago

The HIT is helping Chicago meet a range of housing needs with investments in 47 projects.

News

HIT Senior Executive VP Chang Suh Speaks with Chicago City Treasurer During Quarterly Earnings Call

HIT Celebrates Grand Re-Opening of Senior Housing At Chicago’s Kenmore Plaza Apartments

HIT Invests $60.4 Million in West Town Housing Preservation in Chicago

Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of June 30, 2018. Since inception dates from 1984-2Q 2018. In 2017 dollars.